Filed by Sears, Roebuck and Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Sears, Roebuck and Co. and Kmart Holding Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sears’ and Kmart’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Sears’ and Kmart’s results to differ materially from those described in the forward-

looking statements can be found in the 2003 Annual Reports on Forms 10-K of Sears and Kmart filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the definitive joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary, or to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Sears’ and Kmart’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

*     *     *

To the participants in the Sears 401(k) Savings Plan:

     The purpose of this letter is to provide you with important information concerning your voting and election rights as a participant in the Sears 401(k) Savings Plan (the “Plan”) in connection with the proposed merger of Sears and Kmart.

     Sears, Roebuck and Co. (“Sears”) and Kmart Holding Corporation (“Kmart”) have entered into a merger agreement that will combine Sears and Kmart into a major retail company named Sears Holdings Corporation (“Sears Holdings”). In the proposed business combination, Sears will merge with a wholly-owned subsidiary of Sears Holdings (the “Sears Merger”) and Kmart will merge with a separate wholly-owned subsidiary of Sears Holdings. In the Sears Merger, each Sears share will be converted into the right to receive either (1) $50.00 in cash or (2) 0.5 of a Sears Holdings share, or a combination thereof, in each case subject to proration as described below. As a participant in the Sears 401(k) Savings Plan, you have the right (as described below) to direct how the shares of Sears common stock allocated to your Account are to be voted with respect to the adoption of the merger agreement and whether to elect to receive the cash consideration or the share consideration, or some combination thereof, in exchange for shares of Sears common stock allocated to your Account, subject to the caps on each type of consideration and proration provisions described below (See EFFECT OF CAPS ON TYPES OF CONSIDERATION). This election will be effective only upon the completion of the Sears Merger, which is subject to the satisfaction of a number of conditions, including the adoption of the merger agreement by Sears stockholders and by the stockholders of Kmart.

     A complete description of the merger agreement and of the election and proration procedures and other important information related to the Sears Merger is included in the materials titled “joint proxy statement-prospectus” of Sears and Kmart that is included in this package. You should read the joint proxy statement-prospectus carefully and in its entirety.

     Also, enclosed are election materials, a Voting Direction Form, a Merger Consideration Election Form, and Merger Consideration Election Instructions, that require your immediate attention. You are urged to examine carefully the enclosed material and any other material you receive concerning the merger and election consideration. A RESPONSE IS REQUIRED EITHER (I) BY PHONE OR INTERNET WHICH MUST BE RECEIVED BY THE TRUSTEE NO LATER THAN 11:59 P.M., CENTRAL TIME, ON MARCH 22, 2005, TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING OF SEARS STOCKHOLDERS CALLED TO ADOPT THE MERGER AGREEMENT; OR (II) BY MAIL WHICH MUST BE RECEIVED BY THE TRUSTEE NO LATER THAN 5:00 P.M. CENTRAL TIME, ON MARCH 17, 2005, FIVE BUSINESS DAYS PRIOR TO SUCH MEETING.

     State Street Bank and Trust Company currently serves as trustee (the “Trustee”) of the Sears 401(k) Savings Plan (the “Plan”). U.S. Trust Company, N.A., (“U.S. Trust” or the “Merger Investment Manager”) has been appointed by the Plan’s Investment Committee as an independent investment manager of the Plan under the Employee Retirement Income Security Act of 1974 (“ERISA”) in connection with the vote and the election of merger consideration. Under the terms of the Plan, upon receipt of the results of participant instructions to the Trustee as to how the shares of Sears common stock allocated to participant Plan accounts are to be voted and whether to receive cash or share consideration with respect to those shares, U.S. Trust shall, to the extent not inconsistent with ERISA, direct the Trustee in accordance with participant instructions. With respect to shares for which instructions as to voting or merger consideration are not timely received, or with respect to unallocated shares held in a suspense account under the Plan, U.S. Trust shall, to the extent not inconsistent with ERISA, direct the Trustee in the manner described below.

PROCEDURE FOR DIRECTING TRUSTEE

MERGER VOTE:

     Enclosed is a Voting Direction Form that you must complete, sign and return to the Trustee, in order to vote your shares regarding the adoption of the merger agreement. Please use the enclosed envelope to return your Voting Direction Form to the Trustee or follow the instructions on the Voting Direction Form to vote by telephone or internet. As noted above, the Merger Investment Manager, appointed by the Plan’s Investment Committee, shall, to the extent not inconsistent with ERISA, direct the Trustee to vote the shares of Sears common stock for which voting forms are timely received in accordance with such instructions. (If you otherwise timely return the voting form to the Trustee, but do not specifically indicate how you want the Trustee to vote on the adoption of the merger agreement, the Merger Investment Manager will direct the Trustee to vote your Plan shares in favor of the adoption of the merger agreement.) In addition, the Merger Investment Manager, shall, to the extent not inconsistent with ERISA, direct the Trustee to vote any shares for which no voting form is timely received and all unallocated shares held in a suspense account under the Plan in the same proportion as the Trustee votes shares of Sears common stock for which instructions have been timely received. The number of shares you are eligible to vote is based on the number of shares allocated to your account under the Plan on January 26, 2005, the record date for the determination of shareholders eligible to vote. FOR YOUR VOTING INSTRUCTIONS TO BE EFFECTIVE, THE TRUSTEE MUST RECEIVE YOUR VOTING DIRECTION FORM EITHER BY PHONE OR INTERNET NO LATER THAN 11:59 P.M., CENTRAL TIME, ON MARCH 22, 2005, TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING OF SEARS STOCKHOLDERS CALLED TO ADOPT THE MERGER AGREEMENT OR BY MAIL NO LATER THAN 5:00 P.M. CENTRAL TIME ON MARCH 17, 2005, FIVE BUSINESS DAYS PRIOR TO SUCH MEETING.

     Instructions for filing the Voting Election Form, and deadline for doing so, are summarized in the Voting Election Form itself.

     ELECTION CONSIDERATION:

     Enclosed is a Merger Consideration Election Form that you must complete, sign and return to the Trustee, in order to make an election as to the choice of merger consideration. Please use the enclosed envelope to return your Merger Consideration Election Form to the Trustee or follow the instructions on the Merger Consideration Election Form to vote by telephone or internet. As noted above, upon the receipt of the results of participant direction, the

Merger Investment Manager, appointed by the Plan’s Investment Committee, shall, to the extent not inconsistent with ERISA, direct the Trustee to request the form of consideration indicated by each participant who has timely returned a properly completed Merger Consideration Election Form. With respect to shares of Sears common stock for which no Merger Consideration Election Form is timely received, unallocated shares held in a suspense account under the Plan and shares with respect to which an election form is timely returned without direction as to the form of merger consideration, the Merger Investment Manager shall, to the extent not inconsistent with ERISA, direct the Trustee to request merger consideration in the same proportion of cash and stock as requested for shares of Sears common stock for which properly completed Merger Consideration Election Forms have been timely received. Your election will be based on the number of shares allocated to your account under the Plan on March 22, 2005, two Business days prior to the Special Meeting of Sears Stockholders. FOR YOUR ELECTION TO BE EFFECTIVE, THE TRUSTEE MUST RECEIVE YOUR ELECTION FORM EITHER BY PHONE OR INTERNET NO LATER THAN 11:59 P.M., CENTRAL TIME, ON MARCH 22, 2005, TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING OF SEARS STOCKHOLDERS CALLED TO ADOPT THE MERGER AGREEMENT, OR BY MAIL NO LATER THAN 5:00 P.M. CENTRAL TIME ON MARCH 17, 2005, FIVE BUSINESS DAYS PRIOR TO SUCH MEETING.

     Instructions for filing the Merger Consideration Election Form, and deadlines for doing so, are outlined in detail in the enclosed materials titled “Merger Consideration Election Instructions” and are briefly summarized in the Merger Consideration Election Form itself.

EFFECT OF NO ELECTION OF MERGER CONSIDERATION ON YOUR ACCOUNT

     If you do not make an election by the Election Deadline you will have no control over the type of consideration that you will receive and your Sears shares may be exchanged for the cash consideration, the share consideration, or a combination thereof, depending on the elections of other Plan participants.

EFFECT OF CAPS ON TYPES OF CONSIDERATION

     The amount of stock and merger consideration allocated to your account is subject to certain caps on the relative amounts of cash and stock consideration that may be issued in connection with the Sears Merger. As described more fully in the joint proxy statement-prospectus, as soon as possible after the Election Deadline, the elections made by Sears stockholders will be adjusted to ensure that, in the aggregate, 45% of the Sears shares are converted into the cash consideration and 55% of the Sears shares are converted into the share consideration. If holders of more than 45% of the Sears shares elect to receive the cash consideration, the cash consideration will be provided in exchange for those Sears shares the holders of which elected the cash consideration on a pro rata basis for an aggregate of 45% of the Sears shares, and all the remaining Sears shares will be exchanged for the share consideration. If holders of more than 55% of the Sears shares elect the share consideration, the share consideration will be provided in exchange for those Sears shares the holders of which elected the share consideration on a pro rata basis for an aggregate of 55% of the Sears shares, and all the remaining Sears shares will be exchanged for the cash consideration.

     ALL CASH AND SHARE PROCEEDS WILL REMAIN IN THE PLAN AND WILL BE ALLOCATED TO THE PARTICIPANT’S ACCOUNT. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE THE PROCEEDS FROM THE MERGER CONSIDERATION DIRECTLY.

     IF YOU ELECT CASH CONSIDERATION:

     If your Account under the Plan is allocated cash consideration in exchange for all or part of your Sears shares under the Plan to the extent of your making a cash election, your cash proceeds shall, in accordance with the terms of the Plan, be invested in the Interest Income Fund in the Sears 401(k) Savings Plan. Thereafter, you will be able to transfer such proceeds to other available investment options under the Plan, in accordance with the terms and conditions of the Plan.

     IF YOU ELECT SHARE CONSIDERATION:

     If your Account under the Plan is allocated share consideration in exchange for all or part of the Sears shares under the Plan, whether as a result of your election, the Merger Investment Manager’s election, or due to the proration described above, your share proceeds shall be held under the Sears Stock Fund, which shall be renamed the Sears Holdings Stock Fund, and which shall thereafter be designed to invest in the shares of Sears Holdings Corporation. Participants who elected to receive share consideration in exchange for their Sears shares may receive a combination of cash consideration and stock consideration due to the proration described above; such cash consideration will be reinvested in the Sears Holdings Stock Fund under the Plan. Thereafter, you will be able to transfer such amounts to other available investment options under the Plan, in accordance with the terms and conditions of the Plan.

TAX CONSEQUENCES

     The exchange of Sears common stock for cash or share merger consideration will not be immediately taxable to you as your benefits under the Plan are not taxed until they are distributed to you. Your choice of cash or share consideration may, however, make a difference to you from a tax perspective at such time as you receive a distribution from the Plan (e.g., upon your termination of employment) (See the separate materials on “Certain Tax Consequences” enclosed herewith).

CONFIDENTIALITY

     Your voting and election instructions to the Trustee are strictly confidential. Neither Sears, the Plan, the Trustee, the Merger Investment Manger, nor any of their agents will disclose how you voted and elected or if you voted and elected, unless required to do so by law. You should feel free to instruct the Trustee to vote in the manner you think best.

CONCLUSION

     We encourage you to exercise your rights under the Plan with respect to voting and the election of the form of merger consideration. Please review the enclosed documents carefully before deciding how to vote your shares and which form of merger consideration to elect. Because the shares in the Plan are registered in the name of State Street Bank, as Trustee, you will not be able to vote your shares in the Plan in person at the special meeting on March 24, 2005. Please return your Voting Direction Form and Merger Consideration Election Form, completed, signed and dated, in the enclosed postage-paid envelopes as soon as possible.

Very truly yours,

U.S. TRUST COMPANY, N.A.

MERGER CONSIDERATION ELECTION INSTRUCTIONS

(Please carefully read the instructions below.)

1. Execution and Delivery of Election Form

     If you want to make an election to receive cash consideration or share consideration for all or a portion of your Sears shares held in the Sears Puerto Rico Savings Plan (the “Plan”), you may make your election by Internet, phone or mail. To make your election by Internet you must access the Website set forth on the enclosed Merger Consideration Election Form (the “Election Form”). The toll free number for making your election by phone is also set forth in the Election Form. If you choose to file your election by mail, you must date, sign and mail your form to the Tabulator, Ellen Philip Associates, at the address set forth on the Election Form. The method of delivering the Election Form is at your option and risk. A return envelope addressed to the Tabulator is enclosed for your convenience.

     The deadline for making your election electronically through the web site or the toll free number is 11:59 p.m. Central Time on March 22, 2005 two business days prior to Shareholder Meeting date (March 24, 2005). If you choose to make your election by mail, the Tabulator must receive your Election Form by 5:00 p.m. Central time on March 17, 2005 five business days prior to Shareholder Meeting date (which, we refer to as the Election Deadlines). Sears and Kmart will announce the expected closing date by press release at least five business days before the closing date. All elections will automatically be deemed to be revoked in the event the merger agreement is terminated.

     If you wish to receive a combination of stock and cash for your Sears shares in the Plan, please print the percentage you wish to receive in stock under the Plan and the percentage you wish to receive in cash under the Plan in the spaces indicated on the Election Form. The total percentage for which you elect to receive a combination of stock and cash must equal 100%.

     If you wish to receive all stock, print 100% in the space indicated on the Election Form; otherwise, if you wish to receive all cash, print 100% in the space indicated on the Election Form.

     As discussed in the cover letter from U.S. Trust Company, N.A. (“U.S. Trust” or “Merger Investment Manager”) to participants, U.S. Trust has been appointed to act as an independent investment manager with respect to the vote on the adoption of the merger agreement and the election of merger consideration under the Plan. The total result of the elections made by participants is subject to review by the Merger Investment Manager, who shall, to the extent not inconsistent with the Employee Retirement Income Security Act of 1974, as amended, direct the Trustee to request merger consideration, with respect to shares of Sears common stock for which properly completed instructions are timely received, in accordance with those instructions; all elections of merger consideration are further subject to the caps on the relative amounts of stock and cash consideration to be issued in connection with the merger and the proration described in the joint-proxy statement-prospectus. (In the case of shares for which no completed instructions are timely received, unallocated shares held in a suspense account under the Plan and shares with respect to which an election form is timely returned without direction as to the form of merger consideration, the Merger Investment Manager, shall, to the extent not inconsistent with ERISA, direct the Trustee to request merger consideration in the same proportions of cash and stock as requested with respect to Sears shares for which instructions have been properly and timely filed.)

     The Trustee reserves the right to deem that you have not made any election if:

•	no election choice is indicated in the Election Form and no election is made electronically through the toll free number or the web site;

•	inconsistent election choices are indicated; or

•	you fail to follow the instructions on the Election Form, toll free number or web site, or otherwise fail to properly make an election.

•	Not received by deadline etc

     Notwithstanding anything to the contrary in the Election Form, the Trustee reserves the right to waive any flaws in a completed Election Form but shall be under no obligation to do so.

2. Signatures

     The Election Form must be signed by or on behalf of the plan participant indicated thereon. The signature on the Election Form must correspond exactly with the name of the registered account as printed on the Election Form. (When signing as agent, attorney, administrator executor, guardian, trustee or in any other fiduciary or representative capacity please follow Instruction 3 below.)

3. Supporting Evidence of Authority

     If an Election Form is executed by a trustee, executor, administrator, guardian, attorney-in-fact or in any other fiduciary or representative capacity, there must be submitted with the Election Form documentary evidence of appointment and authority to act in such capacity (including court orders where necessary). Such documentary evidence of authority must be in a form satisfactory to the Trustee.

4. Special Instructions for Delivery

     Any Sears Holdings share considerations or cash considerations, as indicated on the Election Form, will be paid to the Plan and allocated to the account of the participant to whom the applicable Sears shares were credited immediately prior to the merger.

5. Improper Surrender

     The Trustee has the discretion to determine whether an Election has been properly completed by form or electronically through the toll free number or web site and to disregard immaterial defects in any Election Form. The Trustee may request from persons making an election such additional documents as the Trustee deems appropriate to cure any defect or irregularity. The good faith decision of the Trustee in such matters shall be conclusive and binding. The Trustee does not have any duty to give notification of defects in any Election Form.

6. Miscellaneous

     The terms and conditions of the merger agreement are incorporated herein by reference in their entirety and shall be deemed to form a part of the terms and conditions of this Election Form.

7. Inquiries

     If you have any questions about the Sears Merger, need assistance in voting your shares or making elections or need additional copies of the proxy statement-prospectus, the proxy card, the Election Form or any related documentation, you should contact the Plan Recordkeeper at 1-888-88sears.

Voting Direction Form
Sears, Roebuck and Co.
Special Meeting of Shareholders — March 24, 2005

(Name & address computer-printed here
for window of envelope.)

(Control# computer-printed in box.)

BY INTERNET
https://www.proxyvotenow.com/sears

Have this form available when you visit the secure voting site and follow the simple instructions. You may elect to receive an e-mail confirmation of your vote.

BY TELEPHONE
1-866-242-2771

Call toll-free on a touch-tone phone, 24 hours a day, seven days a week. Have this form available when you call and follow the simple instructions.

BY MAIL

Mark, date and sign this voting direction form and mail the entire form promptly in the postage-paid envelope. Do not return the form if you vote by telephone or by Internet.

If you mail your instruction, be sure to do so promptly. Mailed instructions must be received by the Trustee no later than 5 P.M., Central Time, on March 17, 2005 to be included in the voting results. Telephone or Internet instructions must be received by the Trustee no later than 11:59 P.M., Central Time, on March 22, 2005 to be included in the voting results.

     As a participant in the Sears 401(k) Savings Plan, I direct State Street Bank and Trust Company, to vote, as directed below, shares of Sears common stock which are allocated to my account as of the record date for the Special Meeting of Shareholders, at such meeting or any adjournment, and in its discretion it is authorized to vote upon any other business that properly may come before the meeting. I understand that U.S. Trust Company, N.A., (“U.S. Trust”) has been appointed by the Plan Investment Committee as an independent investment manager for the Plan in connection with the vote on the adoption of the Agreement and Plan of Merger dated as of November 26, 2004, by and between Kmart Holding Corporation and Sears, Roebuck Co. and the election of the merger consideration. I understand that U. S. Trust will review the total results of participant voting instructions with respect to the vote on the adoption of the merger agreement, and, to the extent not inconsistent with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), will direct the Trustee, State Street Bank and Trust Company, to vote those shares with respect to which participant direction is received in accordance with such direction, and will direct the Trustee to vote allocated shares for which it does not timely receive a voting direction form and unallocated shares held in a suspense account in the same proportion as the Trustee votes shares of Sears common stock for which voting instructions have been timely received. I understand my vote will be held in confidence by the Trustee. A complete description of the merger agreement is in the joint proxy statement-prospectus of Sears and Kmart included in this package. You should read the joint proxy statement-prospectus carefully and in its entirety, and the additional materials included in this package.

The Board of Directors recommends a vote FOR the proposal.

Indicate your direction by marking an (x) in the appropriate box below. If no directions are indicated, the shares represented by this signed direction form will be voted as your Board of Directors recommends, which is FOR the proposal.

Adoption of the Agreement and Plan of Merger dated as of November 16, 2004 by and between Kmart Holding Corporation and Sears, Roebuck and Co.	FOR ☐	AGAINST ☐	ABSTAIN ☐

, 2005
Signature	Date

     Please sign exactly as your name appears hereon.

To assure your representation at the meeting, please vote by phone or by Internet or sign and mail this form promptly in the enclosed, postage-paid envelope to Ellen Philip Associates,
Independent Tabulator, Box 1997 G.P.O., New York, N.Y. 10117-0024.
Do not return this form if you vote by telephone or by Internet.

Merger Consideration Election Form
for Participants in the Sears 401(k) Savings Plan
regarding the proposed business combination
of Sears, Roebuck and Co.
and Kmart Holding Corporation

(Name & address computer-printed here
for window of envelope.)

(Control# computer-printed in box.)

BY INTERNET
https://www.tabulationsplus.com/sears

Have this form available when you visit the secure election site and follow the simple instructions. You may elect to receive an e-mail confirmation.

BY TELEPHONE
1-866-287-0485

Call toll-free on a touch-tone phone, 24 hours a day, seven days a week. Have this form available when you call and follow the simple instructions.

BY MAIL

Mark, date and sign this election form and mail the entire form promptly in the postage-paid envelope. Do not return the form if you make your election by telephone or by Internet.

If you mail your election, be sure to do so promptly. Mailed elections must be received by the Trustee no later than 5 P.M., Central Time, on March 17, 2005 to be included in the tabulation. Telephone or Internet elections must be received by the Trustee no later than 11:59 P.M., Central Time, on March 22, 2005 to be included in the tabulation.

     State Street Bank and Trust Company currently serves as trustee (the “Trustee”) of the Sears 401(k) Savings Plan (the “Plan”). As a participant in the Plan, you have the right to direct whether to elect to receive the cash consideration or the share consideration, or some combination thereof, in exchange for the Sears Common Stock allocated to your Account under the Plan. U.S. Trust Company, N.A., (“U.S. Trust”) has been appointed as an independent investment manager of the Plan in connection with the vote and the election of merger consideration. Under the terms of the Plan upon receipt of the total results of participant direction, to the extent not inconsistent with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), U.S. Trust will direct the Trustee to elect merger consideration with respect to Sears shares for which instruction has been received in accordance with participant instructions. With respect to shares for which no election of merger consideration is made, and any unallocated shares held in a suspense account, to the extent not inconsistent with ERISA, U.S. Trust will direct the Trustee to request merger consideration in the same proportion of cash and stock as requested for Sears shares held under the Plan for which merger consideration election instructions have been properly given and received.

     All participant elections are subject to the caps on the relative amounts of cash and share consideration to be issued in connection with the merger and the related proration provisions. A complete description of the merger agreement and of the election and caps and proration procedures is in the joint proxy statement-prospectus of Sears and Kmart included in this package. You should read the joint proxy statement-prospectus carefully and in its entirety, and also the accompanying letter from U.S. Trust, the merger consideration election instructions and the information on tax consequences.

Important:
The sum of
your elections
must be 100%

I elect to receive in Stock (whole percent only) in The Plan:

%

I elect to receive in Cash (whole percent only) in The Plan:

%

, 2005
Signature	Date

     Please sign exactly as your name appears hereon.

To assure your representation in the tabulation, please make your election by phone or by Internet or sign and mail this form promptly in the enclosed, postage-paid envelope to Ellen Philip Associates,
Independent Tabulator, Box 1997 G.P.O., New York, N.Y. 10117-0024.
Do not return this form if you have made your election by telephone or by Internet.